Exhibit 4.1

SENIOR CONVERTIBLE PROMISSORY NOTE

US$__________                                                                                                                                                                                               Dated as of December 20, 2010

For value received, Iron Mining Group, Inc., a Florida corporation (“Borrower”), hereby promises to pay to the order of _________________ (herein referred to as “Holder”), _____________________, or at such other place as the Holder may from time to time designate, the principal sum of ___________________ US Dollars and No Cents (US$_____________________) (the “Loan”), with interest thereon at the time and in the manner set forth herein.  Principal and interest are payable in lawful money of the United States.

1.           Principal and Interest.

1.1           The unpaid principal balance of this Convertible Promissory Note (the “Note”) shall bear interest at a rate equal to fifteen percent (15%) per annum, provided that if the unpaid principal balance of the Note is paid within 90 days of the date of the Note the interest rate shall be reduced to ten percent (10%) per annum.  In the event of prepayment, interest shall be paid for the full term at the applicable interest rate.

1.2           If full payment of the principal and interest is not made when due, the amount of the unpaid interest shall be added to the principal of the indebtedness evidenced by this Note and both the unpaid interest and the principal shall then bear interest at the rate of seventeen percent (17%) per annum until paid.

1.3           Interest shall be payable on the Maturity Date (as defined below).  Interest shall be computed on the basis of the actual number of days elapsed over a 360-day year.

1.4           If all or any portion of the principal balance or any of the accrued interest under this Note shall not be paid for any reason by the Maturity Date or on such earlier date that payment becomes due by reason of acceleration pursuant to Section 10, then all accrued and unpaid interest at such date shall be added to and become part of the unpaid principal balance at the Maturity Date or the date of acceleration, whichever is earlier.

1.5           The foregoing notwithstanding, in no event shall the amount paid or agreed to be paid to Holder for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto.

2.           Term.  The entire principal balance of this Note, together with all accrued interest thereon, shall be due and payable on June 16, 2011, unless (a) accelerated as set forth in Section 10 or (b) the Agent, in its sole and absolute discretion, extends the due date on a month-to-month basis until the securities issuable upon conversion pursuant to Section 8.1 of the Loan Agreement have been subject to an effective registration statement under the Securities Act of 1933, as amended for a period of not less than six months (the “Maturity Date”).

3.           Loan Agreement.  This Note is governed by a Loan Agreement dated as of even date herewith between Borrower, the Lenders and the Agent (the “Loan Agreement”) and is one of a series of Notes issued pursuant thereto.

4.           Prepayment.  The Borrower may prepay the Note, in whole or in part, at the aforesaid rates at any time upon ten (10) business days prior written notice delivered to the Holder.

5.           Application of Payments.  All payments made hereunder shall be applied first to the reasonable expenses, if any, including reasonable attorney’s fees, of the Holder incurred in the collection of this Note following default, then to accrued interest, which shall be due and payable upon any prepayment, and then to principal.

6.           Conversion.  This Note is subject to, and entitled to the benefits of, a conversion privilege set forth in Section 8.1 of the Loan Agreement.  Nothing in this Note is intended to limit such conversion privilege and to the extent of any inconsistency between the terms of this Note and such conversion privilege, the terms of such conversion privilege shall govern.

7.           Events of Default.  If any of the “Events of Default” as that term is defined in Section 9 of the Loan Agreement, shall occur and shall not be cured within the time limits set forth in said Section 9, then, the principal amount of this Note, together with all accrued and unpaid interest thereon and all other amounts payable under this Note may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Loan Agreement.

8.           Payment of Costs and Expenses.  The Borrower agrees to pay on demand all losses, costs and expenses including reasonable attorneys fees in connection with the enforcement of this Note, the Loan Agreement and any other instruments and documents delivered in connection herewith, including, without limitation, losses, costs and expenses sustained as a result of a default by the Borrower in the performance of its obligations contained in this Note or any other instrument or document delivered in connection herewith.

9.           Amendments; Waiver.  The terms of this Note are subject to amendment only in the manner provided in the Loan Agreement.

10.           Invalidity of any Provisions in Note.  If, for any reason, any of the terms or provisions (or any part of any provision) hereof are found to be invalid, illegal, unenforceable or contrary to any applicable law, such invalidity, illegality or unenforceability shall not affect any other provision (or any remaining part of any provision) of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision (or any part thereof) had never been contained herein, and the Borrower hereby agrees that this Note shall still remain in full force and effect subject only to the exclusion of those terms or provisions (and only to the extent to which such terms or provisions) shall have been found invalid, illegal, unenforceable or contrary to any such applicable law.

11.           Presentment, Demand and Notice Waived.  The Borrower waives presentment for payment, demand and notice of demand, notice of non-payment, protest and notice of protest, notice of dishonor and trial by jury in any litigation arising out of, relating to, or connected with this Note, the Loan Agreement or any instrument given as security hereof.

12.           Governing Law.  This Note shall be governed and construed in accordance with the laws of the State of New York (but not including the choice of law rules thereof).

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed by its officer thereunto duly authorized as of the date first above written.

IRON MINING GROUP, INC.

By: _________________________